UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

QUALSTAR CORPORATION
(Name of Subject Company)

BKF Capital Group, Inc.,
which is controlled by
Steven N. Bronson
(Name of Filing Persons - Offerors)

SHARES OF COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

74758R109
(CUSIP Number of Class of Securities)

Steven N. Bronson
BKF Capital Group, Inc.,
a Delaware corporation

225 N.E. Mizner Boulevard, Suite 400

Boca Raton, Florida 33432

(561) 362-4199

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$4,950,000	$675.18

*	For purposes of calculating the filing fee only. Assumes the purchase of 3,000,000 shares at a purchase price equal to $1.65 per Share in cash.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration:

Number:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Amendment No. 1 amends and supplements the Tender Offer statement on Schedule TO, originally filed with the Securities and Exchange Commission on January 30, 2013, as amended and supplemented from time to time, by BKF Capital Group, Inc., referred to as the “Purchaser.” The Schedule TO relates to the Offer commenced by the Purchaser on January 30, 2013 to purchase up to 3,000,000 shares of common stock of Qualstar Corporation, referred to as the ”Company,” at a purchase price equal to $1.65 per Share, in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 30, 2013, as amended, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase, including all schedules thereto, and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO.

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The Offer to Purchase is hereby amended by adding the following new paragraphs at the end of the introductory section entitled “Background of the Offer”:

“On February 6, 2013, the Company announced that its board of directors had approved the adoption of a shareholder rights plan and declared a dividend distribution of one right for each share of Company common stock outstanding at the close of business on February 15, 2013. If the rights become exercisable, each right will entitle Company shareholders, other than the Purchaser and its affiliates, to purchase, at the right's exercise price (subject to adjustment as provided in the rights plan), a number of shares of the Company’s common stock having a then-current market value of twice the exercise price. The shareholder rights plan effectively prevents the Purchaser from acquiring any additional shares of common stock, including pursuant to the Offer, for so long as the plan is in effect.”

Section 13 (“Conditions of the Offer”) of the Offer to Purchase is hereby amended, in accordance with the provisions of Section 5 thereof, by (i) removing the word “or” from the end of subparagraph (d); (ii) replacing the period at the end of subparagraph (e) with “; or”; and (iii) adding the following subparagraph (f) immediately following subparagraph (e):

“(f) (i) the Company shall not have effectively waived, withdrawn or terminated its shareholder rights plan or redeemed, rescinded or invalidated the rights thereunder and (ii) such shareholder rights plan has not been declared null and void in a final judgment by a court of competent jurisdiction.”

Termination of the Offer

Because the Company has no apparent intention of waiving, withdrawing or terminating its rights plan so as to allow the Purchaser to consummate the Offer, in accordance with the provisions of Section 5 of the Offer to Purchase and Section 13 of the Offer to Purchase as hereby amended, the Purchaser is hereby terminating the Offer and will not accept for payment any shares tendered by shareholders of the Company.

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Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(1)(G)	Press release, dated February 11, 2013, issued by the Purchaser in respect of the Offer

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SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013

BKF CAPITAL GROUP, INC.

/s/ Steven N. Bronson
By: Steven N. Bronson Its: Chairman and Chief Executive Officer

/s/ Steven N. Bronson
Steven N. Bronson

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EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)*	Offer to Purchase dated January 30, 2013

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealer, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealer, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Summary Advertisement, published January 30, 2013 in Investor’s Business Daily

(a)(1)(G)^	Press release, dated February 11, 2013, issued by the Purchaser in respect of the Offer

* Previously filed with the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 30, 2013.

^ Filed herewith.

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